

09065010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response . . . 12.00	

SEC Mail Processing Section

NOV 25 2009

Washington, DC
410

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2008 (MM/DD/YY) AND ENDING 9/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gordian Knot Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Park Avenue - Suite 740
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juliette Saisselin — 212-897-4454
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Juliette Saisselin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordian Knot Inc., as of September ,20 09 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TANYA R THOMAS
Notary Public - State of New York
NO. 01TH6196796
Qualified in Westchester County
My Commission Expires 11-19-2012

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Stockholders Board of Directors Members of Gordian Knot Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 through September 30, 2009, which were agreed to by Gordian Knot Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period from April 1, 2009 through September 30, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through September 30, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). . Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,



Rothstein, Kass & Company, P.C.

Roseland, New Jersey
November 18, 2009

GORDIAN KNOT INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

Year Ended September 30, 2009

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7T	$	514,186
General Assessments Minimum required	$	1,285
Payments Remitted		
December 2008		(150)
November 2009		(150)
Amount Due with Form SIPC-7T	$	985

GORDIAN KNOT INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2009

GORDIAN KNOT INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Board of Directors and Stockholder of
Gordian Knot Inc.

We have audited the accompanying statement of financial condition of Gordian Knot Inc. (the "Company") as of September 30, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gordian Knot Inc. as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
November 18, 2009

GORDIAN KNOT INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2009

ASSETS		
Cash	$	252,704
Due from Parent		844,421
Property and equipment, net		3,535
Leasehold deposit		253,549
Deferred income tax asset		2,000
Prepaid income taxes		25,217
Other assets		643
	$	1,382,069
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	52,447
Deferred rent		11,010
Property taxes payable		1,066
Total liabilities		64,523
Commitments and contingencies		
Stockholder's equity		
Common stock, $.01 par value, authorized, issued, and outstanding 10,000 shares		100
Additional paid-in capital		944,032
Retained earnings		373,414
Total stockholder's equity		1,317,546
	$	1,382,069

See accompanying notes to financial statements.

1. Nature of business

Gordian Knot Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Gordian Knot, Ltd. (the "Parent"), a private limited company incorporated under the laws of England and Wales. The Company was established to engage in brokerage activity in connection with the sale of securities to customers for which the Parent provides investment management services.

2. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on the straight-line method as follows:

Asset	Useful Life
Furniture and fixtures	5 years
Office equipment	3 years
Leasehold improvements	Term of lease

Income Taxes

The Company complies with standards promulgated by the Financial Accounting Standards Board (FASB") when accounting for income taxes, which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The Company has adopted a FASB staff position, which allows certain nonpublic entities to defer the effective date of accounting policies for accounting for uncertainty in income taxes until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions, effective October 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral is based on the recognition and disclosure criteria for loss contingencies set forth by the FASB.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3. Related party transactions

Under a servicing agreement, the Parent pays a fee to the Company for services to certain customers of the Parent equal to approximately 105% of the expenses attributable to such activities, excluding income taxes. Such amounts are included as servicing fee income in the Statement of Operations. Due from Parent on the Statement of Financial Condition includes amounts due to the Company pursuant to the servicing agreement.

In March 2009 the company entered into an investment management agreement with Phoenix Finance LLC ("Phoenix Finance"), a US organized limited liability company. The company is the appointed investment manager of Phoenix Finance and earns management fees based on the current live capital of Phoenix Finance. Such amounts are included as investment management fee income in the Statement of Operations. The Company sub-contracts the investment manager responsibilities to the Parent under a verbal sub-investment management agreement. Expenses incurred related to the sub-investment management agreement are included as sub-investment management fee in the Statement of Operations.

4. Property and equipment

Details of property and equipment at September 30, 2009 are as follows:

Furniture and fixtures	$ 86,308
Office equipment	81,686
Leasehold improvements	11,125
	179,119
Less accumulated depreciation and amortization	175,584
	$ 3,535

Depreciation expense for the year ended September 30, 2009 was approximately $7,800.

5. Leasehold deposit

The Company is obligated under a lease expiring October 31, 2010. In connection with this lease, the Company has given the lessor a letter of credit that is collateralized by a deposit account with the company's bankers and will remain in place until the end of the lease.

6. Concentrations

The Company maintains significantly all of its cash, including the cash that collateralizes the letter of credit given to the lessor, in one financial institution. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk on cash.

The revenue that the Company receives under the servicing agreement represents substantially all of the Company's revenue.

7. Commitments

The Company leases its facility under a non-cancelable lease which expires October 31, 2010. The lease provides for escalations based on certain increases in costs incurred by the lessor.

Aggregate future minimum annual rental payments (excluding property tax) in the years subsequent to September 30, 2009 are as follows:

Year ending September 30,		
2010	$	322,137
Thereafter		27,176
	$	349,313

Rent expense for the year ended September 30, 2009 was approximately $340,000.

The Company received a two-week rent abatement at the rental commencement date. The abatement has been reflected as a liability on the Statement of Financial Condition and is amortized over the life of the lease to recognize such amounts ratably.

8. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company makes a contribution of 7% to the Plan and may make a matching contribution at the discretion of the Board of Directors. At September 30, 2009, the Company incurred expenses related to the Plan in the amount of $19,152.

9. Net capital requirement

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2009, the Company's net capital was approximately $186,000, which was approximately $181,000 in excess of its minimum requirement of $5,000.

10. Off-balance sheet risk

The accounting standard for guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into legal contracts that contain a variety of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote. The Company currently is not obligated under any guarantee agreements.

11. Income taxes

The provision (benefit) for income taxes for the year ended September 30, 2009 consists of the following:

Current	
Federal	$ 4,616
State and local	5,867
Total Current	10,483
Deferred	(1,000)
	$ 9,483

The components of the Company's deferred income tax asset at September 30, 2009 are as follows:

Deferred income tax asset	
Excess of depreciation charged for tax purposes over depreciation charged for book purposes	$ (1,000)
Accretion of deferred rent	3,000
	$ 2,000

12. Subsequent events

Subsequent events were evaluated through November 18, 2009, which is the date the financial statements were issued. No events that required disclosure were identified.